R. Randall Wang Partner Direct: (314) 259-2149 rrwang@bryancave.com

March 25, 2011

VIA EDGAR Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Jim B. Rosenberg

Re:      Express Scripts, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed February 16, 2011

File No. 000-20199

Dear Mr. Rosenberg:

On behalf of Express Scripts, Inc. (the “Company”), and as discussed with Ms. Kei

Nakada, I am writing to confirm that the Company intends to respond to the comments contained in the letter from the SEC staff to the Company dated March

21, 2011 by Monday, April 11, 2011.

Please do not hesitate to contact me at (314) 259-2149 should you have any questions regarding this matter.

Very truly yours,

/s/ R. Randall Wang

R. Randall Wang

cc:        Kei Nakada, Staff Accountant

            Gus Rodriguez, Accounting Branch Chief

            Express Scripts, Inc.

                 Chris A. McGinnis